15048361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 0 2 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTROCK CAPITAL MGMT INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

754, CHESTNUT RIDGE ROAD
(No. and Street)

CHESTNUT RIDGE, NEW YORK, N.Y 10977
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RABINDRA NATH BHATTACHARYA 845-371-8800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIANFRANCO RICCIARDELLA, CPA, PC
(Name – *if individual, state last, first, middle name*)

129 MAIN STREET, IRVINGTON NEW YORK - 10533
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RABINDRA NATH BHATTACHARYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTROCK CAPITAL MANAGEMENT, INC, as of DECEMBER 31ST, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Partner
Title

[signature]
Notary Public

TIMOTHY W. BROSNAN
Lic. #01BR6165499
Notary Public-State of New York
Qualified in Orange County
My Commission Expires MAY 07, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westrock
Capital Management, Inc.
Member NASD, SIPC

AFFIRMATION OF EXEMPTION DECLARATION CERTIFICATION

Westrock Capital Management is claiming an exemption from Rule 15c3-3 based on the exemptive provision (k) (2) (ii) under Securities Exchange Act of 1934 as all customer transactions are cleared through Sterne, Agee, & Leach a clearing firm on a fully disclosed basis. Westrock operates under the "(k)(2)(ii)" exemption of this Rule, because it meets the following condition:

The broker-dealer is an introducing broker-dealer who clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer (Sterne, Agee Clearing), and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

Westrock's associated persons are required to fully understand and comply with the following (under SEA Rules 17a-3 and 4):

- Checks made payable to the clearing firm (Sterne, Agee Clearing) received from clients should be forwarded promptly to the proper processing area which will forward them to the clearing firm (or product sponsor) after logging them in the Checks Received and Delivered Blotter. In the event a check made payable to Westrock is received from a client, it must be recorded in the Checks Received and Delivered Blotter before being returned promptly to the client with written instructions on how to properly remit payment.
- Accepting cash from a client is not permitted. In the event cash is mistakenly received from a customer, it must be recorded in the Cash Received Blotter before being returned promptly to the client with written instruction on how to properly remit payment and Westrock's policy to not receive cash. Westrock's AML procedures manual should be consulted for additional procedures, if any.
- Checks in payment of customer transaction may not be written on a Registered Representative's own personal or business account;
- In the event securities are received from a customer, they must be logged into the Securities Received and Delivered Blotter and promptly returned to the client with instructions on sending certificates to the clearing firm.
- With regard to redeeming securities, there may not be a sharing in the profits and losses of a client or an agreement to purchase a security from a client at some future date; and
- Misappropriation, stealing, or conversion of customer funds is prohibited and constitutes serious fraudulent and criminal acts. Examples of such acts include unauthorized wire or other transfers in and out of customer accounts, borrowing customer funds, converting customer checks that are intended to be added or debited to existing accounts, or taking the cash values of insurance contracts or other liquidation values of securities belonging to customers.

Westrock met the exemption provision through-out the entire fiscal year 2014 without any exception.

Signature: [signature] **Date:** 2/26/15

Title: Managing Partner

[signature]

TIMOTHY W. BROSNAN
Lic. #01BR6165499
Notary Public-State of New York
Qualified in Orange County
My Commission Expires MAY 07, 2015

Phone: 845.371.8800 Fax: 845.371.7689
754 Chestnut Ridge Road Chestnut Ridge, NY 10977

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2014

WESTROCK CAPITAL MANAGEMENT, INC.
TABLE OF CONTENTS
DECEMBER 31, 2014

GR

Gianfranco Ricciardella, CPA, P.C.
129 Main St.
Irvington, NY 10533
Tel: 914-591-3295 Fax: 914-231-5990

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Westrock Capital Management, Inc.

We have audited the accompanying statement of financial condition of Westrock Capital Management, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Westrock Capital Management Inc. is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westrock Capital Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Westrock Capital Management's financial statements. The supplemental information is the responsibility of the Westrock Capital Management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gianfranco Ricciardella CPA, P.C.
129 Main Street
Irvington, NY 10533
February 19, 2015

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 40,228
Due from clearing broker	27,953
Securities owned at fair market value – Level 1 input	698,450
Deposit held by broker	15,000
Other assets	685
Capitalized assets, net of accumulated depreciation and amortization of $163,579	37,072
Total Assets	$ 819,388

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses and accounts payable	$ 13,781
Due to broker	367,819
Note payable	4,591
Total Liabilities	$ 386,191
Stockholder's Equity	
Capital stock – No par value, $250 stated value	
Authorized – 1,000 shares	
Issued and outstanding – 40 shares	10,000
Additional paid-in capital	146,976
Retained Earnings	276,221
Total Stockholder's Equity	433,197
Total Liabilities and Stockholder's Equity	$ 819,388

See auditor's report. The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions and fees	$ 245,000
Interest and dividends	10,018
Trading income on firm securities	64,460
Other Income	5,608
Total Revenues	$ 325,086
Expenses:	
Clearing and regulatory charges	$ 32,472
Payroll and related expenses	19,803
Office and other expenses	144,605
Total Expenses	196,880
Net Income	$ 128,206

See auditor's report. The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Stock At Stated Value	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 01, 2014	$10,000	$ 146,976	$ 215,117	$ 372,093
Shareholders' contributions	-		-	-
Shareholders' distributions	-	-	(67,102)	(67,102)
Net Income			128,206	128,206
Balance, December 31, 2014	$10,000	$ 146,976	$ 276,221	$ 433,197

See auditor's report. The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:	
Net Income	$ 128,206
Adjustment to Net Income:	
Depreciation and amortization	8,701
Changes in assets and liabilities:	
Due from broker	(12,718)
Due to Broker	1,217
Accrued expenses and accounts payable	10,147
Net Cash provided by Operating Activities	$ 135,553
Cash Flows From Investing Activities:	
Purchase of equipment	$ (1,273)
Investments at fair market value	(233,073)
Increase in Margin Liability	176,157
Net Cash used by Investing Activities	$ (58,189)
Cash Flows From Financing Activities:	
Bank loans payable	$ (6,185)
Shareholders' distributions	(67,102)
Net Cash Used by Financing Activities	$ (73,287)
Net change in cash and cash equivalents	$ 4,077
Cash and cash equivalents, beginning of year	36,151
Cash and cash equivalents, end of year	$ 40,228

See auditor's report. The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business:

Westrock Capital Management, Inc. (the Company), an S Corporation, was incorporated in the State of New York on July 1, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

Note 2 – Summary of Significant Accounting Policies:

(a) Securities transactions, commissions and related clearing expenses are recorded in the accounts on a trade date basis.

(b) For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with maturity of three months or less to be a cash-equivalent. Also on the statement of cash flows, deposit held by broker is considered a cash equivalent.

(c) The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Capitalized assets are recorded at cost and depreciated over their estimated useful lives using accelerated methods.

(e) Securities owned are carried at fair value based on quoted market prices. Dividends and interest are recorded on the accrual basis. Securities transactions are recorded on a trade date basis. Unrealized and realized gains and losses are reported on a net basis.

(f) Fair Value Measurements.
Financial Accounting Standards Board ("FASB") accounting Standards Codification("ASC") 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the

most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

Equities: Equity securities are generally value based on quoted prices from an exchange. To the extent these securities are actively traded, they are classified as Level 1 in the fair value hierarchy, otherwise they are classified as Level 2 or 3

FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2014, the Company's assets measured at fair value consist of the following:

	Level 1
Assets:	
Equities	$ 698,450

Note 3 – Clearing Agreements:

In June 2009, the company entered into an agreement with Sterne Agee & Leach, Inc to carry the proprietary accounts of the Company's trading business, and the cash and margin accounts of all of the Company's customers, introduced by Company to Sterne Agee, and to clear all transactions on a fully disclosed basis for such accounts.

Note 4 – Capitalized Assets:

A schedule of this account is as follows:

Furniture and equipment	$ 89,299
Leasehold improvements	111,352
	200,651
Less: accumulated depreciation and amortization	163,579
	$ 37,072

Depreciation and amortization expenses of $8,701 is included as part of other expenses.

Note 5- Income Taxes:

The Company has elected to be treated as an "S" corporation for Federal and State income tax purposes. As a result, taxes on the corporation's earnings are not provided, as they are the responsibility of the Company's owners. The statute of limitation for examination by Internal Revenue Service and New York State Taxing Authority for the federal and state tax returns is open back to the 2011 tax year.

Note 6 – Net Capital Requirements:

As a member of the Financial Industry Regulatory Authority, Inc. the Company is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2014, the corporation's ratio of aggregate indebtedness to net capital was 6.57% and its net capital was $279,547 compared with a net capital requirement of $5,000.

Note 7 – Commitments and contingencies:

The company is committed to a lease of an office building, which is owned by the Company's Shareholders through December 2014.

The rent expense of $48,000 is reported in Office and other expenses.

Note 8 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2014, the Company provided services to 10 major customers, resulting in revenues of approximately 90% of the Company's total revenues.

Note 9 - Off-Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $15,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

Note 10 - Off-Balance Sheet Risk (continued):

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11 - Line of Credit:

Westrock had a revolving line of credit of $100,000 with Wells Fargo Bank, the successor to Wachovia Bank and First Union Bank, at an interest rate of 3.75%. At December 31, 2014 the balance due was $4,591 as compared to $10,775 due in December 31, 2013. Company had settled a dispute regarding outstanding balance with Wells Fargo Bank in 2013. According to the terms of the settlement, company needs to make a monthly payments of $222.80 which mature on September 1, 2018.

Note 12 - Major Expenses included in Other Expenses:

Rent	$48,000
Travel	11,511
Depreciation	8,701
State & Local Taxes	8,230
Insurance	5,325
Utilities	4,085
Professional Development	2,486

Note 13 – Subsequent events:

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financials are issued. Based on the evaluation, there were no recognized events that would have required adjustment to the financial statement.

SCHEDULE I

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2014

Total stockholders' equity from statement of financial condition	$ 433,197
Deductions and/or Charges:	
Total non-allowable assets from statement of financial condition	(37,072)
Other Assets	(685)
Haircuts on firm investments including undue concentrations	(115,893)
Net Capital	$ 279,547
Minimum net capital required on aggregate indebtedness	$ 1225
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 274,547
Total A.I. liabilities from statement of financial condition	$ 18,372
Ratio: Aggregate indebtedness to net capital	6.57 %

SCHEDULE II

WESTROCK CAPITAL MANAGEMENT, INC.
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2014

An exemption from Rule 15c3-3 is claimed based on the exemptive provision (k) (2) (ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.
See Reports in the back along with the Management Statement.

SCHEDULE
III

RECONCILIATION OF NET CAPITAL RULE 15c3-1
PURSUANT TO RULE 17a-5(d) (4)
DECEMBER 31, 2014

There were no material adjustments from the initial fourth quarter Focus Part IIA report as filed.

GR

Gianfranco Ricciardella, CPA, P.C.

129 Main St.
Irvington, NY 10533

Tel: 914-591-3295 Fax: 914-231-5990

Supplemental Report of Independent Auditors
On Internal Control Required By Sec Rule 17a-5

Board of Directors
Westrock Capital Management, Inc.:

In planning and performing our audit of the financial statements of Westrock Capital Management, Inc. (the Company), as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gianfranco Ricciardella CPA, P.C.
129 Main Street
Irvington, NY 10533
February 19, 2015

Gianfranco Ricciardella, CPA, P.C.
129 Main St.
Irvington, NY 10533
Tel: 914-591-3295 Fax: 914-231-5990

Supplemental Report of Independent Auditors
On Exemption Provision Under Rule 15c3-3

To the Board of Directors and Shareholders
of Westrock Capital Management, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3, in which Westrock Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westrock claimed an exemption from 17 C.F.R. §240.15c3-3:under exemption provision (k)(2)(ii) and Westrock Capital Management, Inc. stated that Westrock met the identified exemption provisions throughout the most recent fiscal year without exception. Westrock Capital Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westrock's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gianfranco Ricciardella CPA, P.C.
129 Main Street
Irvington, NY 10533
February 19, 2015